Kristopher R. Westbrooks

Executive Vice President and Chief Financial Officer

September 22, 2022

CORRESPONDENCE VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, NE
Washington, D.C. 20549

Attn:	Beverly Singleton
Andrew Blume

Re:	TimkenSteel Corporation
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed February 24, 2022
Supplemental Response Letter dated July 11, 2022
File No. 001-36313

Ladies and Gentlemen:

TimkenSteel Corporation, an Ohio corporation (the “Company”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 9, 2022 (the “Comment Letter”), in regard to the above-referenced Form 10-K for the fiscal year ended December 31, 2021 (the “Form 10-K”) and the Company’s response to the Staff’s June 29, 2022 comment letter.

Below is the Company’s response to the comment contained in the Comment Letter. For the convenience of the Staff, the italicized numbered response set forth below corresponds to the comment contained in the Comment Letter.

Form 10-K for the fiscal year ended December 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 24

1.
We have reviewed your response to comment 1. Please explain in greater detail what the “surcharges” line item represents and how it is calculated. In doing so, clarify if all amounts within the surcharges line item are recorded in GAAP net sales and if it represents all or only a portion of surcharges recognized during the period.

Response: We note the Staff’s comment in regard to providing further detail about the “surcharges” line item and how it is calculated. The surcharge pricing mechanism is a standard practice in the North American steel industry. Approximately ninety percent of our customers are invoiced a surcharge. The

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Manufacturing

September 22, 2022

remaining customers are not invoiced separately for surcharges, as some customers have “all-in” pricing, which includes cost of materials, manufacturing costs, as well as other items such as freight.

When surcharges are included in a customer agreement and are applicable (i.e., reach the threshold amount), based on the terms outlined in the respective agreement, surcharges are then included as separate line items on a customer’s invoice. These additional surcharge line items adjust base prices to help better match our cost fluctuations due to market conditions. On or about the 15th day of each month, the Company will post on the surcharges page of its external website, as well as our customer portal, the scrap, alloy, and natural gas surcharges that will be applied (as a separate line item) to invoices dated in the following month (based upon shipment volumes in the following month). All surcharges invoiced are included in United States GAAP net sales.

There can be up to three surcharges included as separate line items on a customer invoice. An example of how each of these three surcharges is calculated is shown below:

1.
Scrap Surcharge: The Company’s scrap surcharge mechanism is based on a three-city (Chicago/Cleveland/Pittsburgh) average of the No. 1 Busheling price as published by Fastmarkets American Metal Market as of the 8th working day of each month (hereafter “Three-City Average Price”).

A scrap surcharge will not be included in a customer’s invoice if the Three-City Average Price is below a certain dollar threshold per ton (i.e., the threshold amount) in the month preceding the month in which the invoice is dated.

An example of the scrap surcharge formula is included below:

Scrap Surcharge = Three-City Average Price – Threshold Amount

Formula terminology is defined in the preceding paragraphs.

2.
Alloy Surcharge: The Company’s alloy surcharge is based on the monthly market price for each alloy as reported by their respective index. See below for each alloy and its index source:
-
Chromium: CRU Group Ferrochrome US HC 60-70% Cr
-
Nickel: Platts Metals Daily London/ LME close - Nickel Cash
-
Molybdenum: CRU Group Ferromolybdenum US FeMo 65% Mo
-
Vanadium: CRU Group Ferrovanadium Noble Alloys US FeV 80% V
-
Manganese: CRU Group Ferromanganese US HC 76% Mn

An example of the alloy surcharge formula is included below:

Alloy Surcharge = (Alloy Cost – Threshold Amount) x (Nominal Content/Recovery Percentage)

Formula definitions:

Alloy Surcharge: The total surcharge amount charged per hundredweight to each specific material included in the steel.

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Manufacturing

September 22, 2022

Alloy Cost: The cost per pound published in the alloy’s respective index source listed above.

Threshold Amount: The cost per pound that is set as a threshold for determining the surcharge. If the alloy cost in the month preceding the month in which the invoice is dated is above the threshold amount for any of the alloys, a surcharge will be applied for each such alloy(s) (as a separate line item) to invoices dated in the following month. If the alloy cost in the month preceding the month in which the invoice is dated is below the threshold amount for any of the alloys, no alloy surcharge will be applied in the following month’s invoice for such alloy(s).

Nominal Content: A percentage based on the chemistry range for the specific grade of steel.

Recovery Percentage: A percentage based on the recovery of each specific alloy.

3.
Natural Gas Surcharge: The Company’s natural gas surcharge is based on the monthly close of the NYMEX Natural Gas Contract Settlement price at Henry Hub Louisiana (“Settlement Price”) as reported in Energy Perspective published by Edison Energy. The Settlement Price will be used to calculate the gas surcharge to be included in the following month’s invoices.

A natural gas surcharge will not be included in a customer’s invoice if the Settlement Price is below a certain dollar threshold per metric million British thermal unit (“MMBtu”) in the month preceding the month in which the invoice is dated.

An example of the natural gas surcharge formula is included below:

Natural Gas Surcharge = (Cost Indicator – Threshold Amount) x (Product Multiplier)

Formula definitions:

Natural Gas Surcharge: The total surcharge amount charged per ship tons related to natural gas.

Cost Indicator: The Settlement Price as reported in Energy Perspective published by Edison Energy.

Threshold Amount: The cost per MMBtu that is set as a threshold for determining the surcharge.

Product Multiplier: Set amount of MMBtu per ship tons that will be used to determine the per ton cost of the surcharge. The multiplier will be different depending on the type of product (i.e., bars and tubes).

The invoiced surcharges are then added together to arrive at the “surcharge” amount included within the tables on page 24 of the Form 10-K. No adjustment is made for customers with “all-in” pricing to arrive at base sales.

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Manufacturing

September 22, 2022

* * * * * * * *

If you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (330) 471-4005.

Very truly yours,

/s/ Kristopher R. Westbrooks

Kristopher R. Westbrooks
Chief Financial Officer